

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Jim Heindlmeyer
Chief Financial Officer
Reservoir Media, Inc.
75 Varick Street, 9th Floor
New York, New York 10013

> **Re: Reservoir Media, Inc.**
> **Registration Statement on Form S-3**
> **Filed on July 28, 2022**
> **File No. 333-266370**

Dear Mr. Heindlmeyer :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services